Exhibit 99.3

The Bank of N.T. Butterfield & Son Limited’s Return on Common Shareholders’ Equity was 16.1% and 13.7% for the six months ended June 30, 2016 and June 30, 2015, respectively; and 16.7% and 12.9% for the three months ended June 30, 2016 and June 20, 2015, respectively.

A reconciliation to GAAP measures of the Core Return on Average Tangible Common Equity is below:

		For the three		For the six
		months		months
Non-GAAP Reconciliation		ended June 30,		ended June 30,
(in millions of US dollars except per share data)		2016	2015	2016	2015
Net income	A	29.8	23.3	56.5	51.3
Non-core items
Total non-core (gains) losses	B	—	3.0	0.9	1.7
Total non-core expenses	C	2.3	1.5	10.7	3.9
Total non-core items		2.3	4.5	11.6	5.6
Core net income	D=A+B+C	32.1	27.8	68.1	56.9
Dividends and guarantee fee of preference shares	E	(4.1)	(4.1)	(8.2)	(8.2)
Core net income attributable to common shareholders	F	28.0	23.7	59.9	48.7

Average tangible common equity
Average shareholders’ equity	G	799.5	779.7	785.8	817.8
Less: average goodwill and intangible assets		(66.4)	(56.0)	(54.1)	(56.0)
Average tangible total equity		733.0	723.7	731.7	761.8
Less: average preference shareholders’ equity	H	(182.9)	(182.9)	(182.9)	(182.9)
Average tangible common equity	I	550.2	540.8	548.8	578.9
Return on equity (1)	(A+E)/(G+H)	16.7%	12.9%	16.1%	13.7%
Core return on average tangible common equity (1)	F/I	20.1%	17.6%	21.9%	17.0%

(1)Annualized for periods less than one year.